H. Lundbeck A/S
9 Ottiliavej DK-2500 Valby
Copenhagen Denmark

Tel +45 36433041
Fax +45 36438262

E-mail tzol@lundbeck.com
www.lundbeck.com

Lundbeck

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

05012549

Date 4 November 2005

Our ref TZOL

Your ref

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose our Press Release 170-179, released from 22 September – 3 November in both Danish and English, as required under *Filing Requirements Under Rule 12g3-2(b*.

Yours sincerely

Steen Juul Jensen
Vice President
Corporate Finance, Head of Corporate Reporting

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 170

22. september 2005

Cipralex® godkendt til behandling af generaliseret angst i EU

De europæiske sundhedsmyndigheder har i dag godkendt Cipralex® til behandling af generaliseret angst (GAD). Godkendelsen er baseret på syv kliniske studier med flere end 1.600 patienter, som alle viser, at Cipralex® er et effektivt og veltolereret lægemiddel til behandling af GAD.

Det anslås, at over halvdelen af de patienter, der lider af GAD, også lider af en anden psykisk sygdom, primært depression. I Europa er Cipralex® udover GAD også godkendt til behandling af depression, social angst og panik angst, og er dermed godkendt til behandling af de tre angstlidelser, der berører flest patienter.

"Cipralex® er et effektivt og sikkert lægemiddel til behandling af depression og angst. Godkendelsen af Cipralex® til behandlingen af generaliseret angst styrker lægemidlets position i markedet", siger koncerndirektør Ole Chrintz, ansvarlig for salg og marketing i Europa.

Om GAD
GAD er en relativ udbredt angsttilstand, som rammer ca. 8% af verdens befolkning i løbet af deres levetid, og det anslås, at tæt ved 20 millioner mennesker er berørt at sygdommen i den vestlige verden. GAD-patienter anslås at udgøre mere end 20% af patienter med angstlidelser.

Patienter med generaliseret angst oplever typisk symptomer som f.eks. overdreven bekymring, irritabilitet, rastløshed, koncentrationsproblemer, muskelspændinger, svimmelhed, mavegener, træthed og søvnproblemer. For patienter med generaliseret angst kan kroniske bekymringer og ophidselse over trivielle ting, eller over ingenting, i høj grad forringe patientens livskvalitet.

Kliniske undersøgelser
Den nye indikation er baseret på data fra syv kliniske undersøgelser med flere end 1.600 patienter fra både Europa og Nordamerika, som alle viser konsistente og positive kliniske resultater i Cipralex's favør til gavn for patienter.

Siden 2002 er resultaterne af kliniske undersøgelser med Cipralex® til behandling af generaliseret angst blevet præsenteret på en række

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

videnskabelige konferencer. Disse undersøgelser viser, at Cipralex® signifikant forbedrer angstsymptomerne målt på den mest anvendte skala: Hamilton Anxiety skala (HAMA) i forhold til placebo, og klinisk effekt er observeret så tidligt som efter 1 uges behandling. Publicerede resultater af langtidsundersøgelser (24 uger) viser, at Cipralex® afhjælper angstsymptomerne hos patienter igennem hele perioden og cirka 85% af patienter, der gennemførte undersøgelsen, oplevede ingen eller milde symptomer på angst. Endvidere oplever patienter behandlet med Cipralex® også forbedret livskvalitet. I sammenligning med Paxil® (paroxetin) viser offentliggjorte undersøgelser, at Cipralex® er signifikant mere effektiv til behandling af generaliseret angst. I alle undersøgelser har Cipralex® været veltolereret.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Helle Hedegaard Juhl Media Relations Officer Tlf. 36 43 41 68	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 170

22 September 2005

Cipralex® approved for the treatment of generalised anxiety disorder in the EU

The European health authorities today approved Cipralex® for the treatment of generalised anxiety disorder (GAD). The approval is based on seven clinical studies involving more than 1,600 patients. The studies all demonstrate that Cipralex® is an effective and well-tolerated drug for the treatment of GAD.

It is estimated that more than half of the patients suffering from GAD also suffer from another psychiatric disorder, primarily depression. In Europe, Cipralex® has, in addition to GAD, also been approved for the treatment of depression, social disorders and panic disorders, which means that the drug has been approved for the treatment of the three anxiety disorders that affect most patients.

"Cipralex® is an effective and safe drug for the treatment of depression and anxiety. The approval of Cipralex® for the treatment of generalised anxiety disorder strengthens the market position of our drug," says Ole Chrintz, Executive Vice President, in charge of sales and marketing in Europe.

About GAD

GAD is a relatively common anxiety problem, affecting approximately 8% of the worldwide population at some point in their life, and nearly 20 million people are estimated to be GAD afflicted in the Western world. It is estimated that GAD patients represent more than 20% of patients with anxiety disorders.

GAD sufferers typically experience symptoms such as excessive worry, irritability, restlessness, difficulty concentrating, muscle tension, dizziness, epigastric discomfort, tiring easily, and sleep problems. For patients with generalized anxiety disorder, chronic worry and agitation about nothing in particular, or anything at all, can severely impair quality of life.

Clinical studies

The new indication is based on data from seven clinical studies involving more than 1,600 patients from Europe and North America. The studies all show consistent and positive clinical results in favour of Cipralex® to the benefit of patients.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Since 2002, the results of clinical studies of Cipralex® for the treatment of GAD have been presented at a number of scientific conferences. These studies show that Cipralex® significantly improves the anxiety symptoms measured according to the most frequently used scale: the Hamilton Anxiety scale (HAMA) compared to placebo, and clinical effect was observed as early as 1 week after treatment start. Published results of long-term studies (24 weeks) show that Cipralex® reduces the anxiety symptoms in patients throughout the period, and approximately 85% of the patients who completed the study experienced no or mild anxiety symptoms. Moreover, patients treated with Cipralex® also experience improved quality of life. Published studies show that Cipralex® is significantly superior to Paxil® (paroxetine) in the treatment of GAD. Cipralex® was well tolerated in all studies.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Helle Hedegaard Juhl Media Relations Officer +45 36 43 41 68	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 171

4 October 2005

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	0		
23 September 2005	93,458	159.6110	14,916,928
26 September 2005	0	-	-
27 September 2005	0	-	-
28 September 2005	0	-	-
29 September 2005	0	-	-
30 September 2005	0	-	-
3 October 2005	0	-	-
Accumulated under the program	93,458	159.6110	14,916,928

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Following the above buyback Lundbeck owns a total of 2,376,451 own shares at a nominal value of DKK 5, equal to 1.05% of the total number of 227,148,185 shares.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Presse contact	Helle Hedegaard Juhl Media Relations Officer +45 36 43 41 68	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 171

4. oktober 2005

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	0		
23. september 2005	93.458	159,6110	14.916.928
26. september 2005	0	-	-
27. september 2005	0	-	-
28. september 2005	0	-	-
29. september 2005	0	-	-
30. september 2005	0	-	-
3. oktober 2005	0	-	-
Akkumuleret under programmet	93.458	159,6110	14.916.928

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Efter ovenstående tilbagekøb ejer Lundbeck i alt 2.376.451 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 1,05% af det samlede antal på 227.148.185 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Helle Hedegaard Juhl Media Relations Officer Tlf. 36 43 41 68	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 172

6 October 2005

Lundbeck and Forest Laboratories enter into settlement agreement with Alphapharm related to Lexapro® patent litigation

Forest Laboratories, Inc. and its wholly-owned subsidiary, Forest Laboratories Holdings Limited, announced today that it and its licensing partner H. Lundbeck A/S have entered into a settlement agreement with defendant Alphapharm Pty Ltd., a subsidiary of Merck KGaA of Germany, regarding its pending patent infringement dispute regarding U.S. Patent Re. No. 34,712, (the '712 patent), which was licensed to Forest by H. Lundbeck A/S on an exclusive basis in the United States and relates to Forest's Lexapro® (escitalopram oxalate) product. The Settlement Agreement with Alphapharm does not settle the pending patent litigation by Forest and Lundbeck against Ivax Pharmaceuticals, Inc. jointly with Cipla Ltd, ("IVAX") and does not affect the status of Ivax as an ongoing defendant in the pending litigation. A trial in that litigation is currently scheduled for December 2005.

Pursuant to the terms of the settlement agreement with Alphapharm, and subject to review of the settlement terms by the Federal Trade Commission:

1. Alphapharm will acknowledge that the '712 Patent is valid, enforceable and infringed by Alphapharms proposed product and will agree to modify its ANDA filing accordingly, and will agree that it will neither assert the invalidity nor the non-infringement of the '712 Patent with respect to any generic equivalent (tablet, capsule or other version) to Lexapro® in any proceeding or forum.

2. Forest and Lundbeck will agree to appoint Alphapharm as the exclusive distributor of generic versions of Lexapro®, which may be launched under the scenarios outlined below. The distributorship arrangement will have a term of five (5) years subject to Alphapharm's right to renew for successive one-year periods.

(a) In the event that Forest and Lundbeck are successful in their infringement action against IVAX regarding the '712 patent, the

distribution arrangement with Alphapharm will only commence two weeks prior to the expiration of the '712 patent.

(b) In the event Forest and Lundbeck are unsuccessful in their infringement action against IVAX regarding the '712 patent, and such determination that the '712 Patent is invalid or unenforceable is affirmed by the appellate court, or a third party launches at risk, the distribution arrangement with Alphapharm would commence upon the introduction of the generic version of Lexapro®.

Under either scenario Forest will receive from Alphapharm a portion of the profit from such generic sales in consideration of the license.

Forest and Lundbeck will agree to reimburse certain of Alphapharm's legal costs in connection with the patent litigation.

Howard Solomon, Chairman and Chief Executive Officer of Forest, stated: "We are pleased to have concluded this settlement with Alphapharm. We continue to have confidence in the validity of our Lexapro® patent and the terms of the settlement with Alphapharm are clearly consistent with that view of our patent's validity. We therefore expect that the litigation which continues with IVAX and is scheduled to be tried in December this year will uphold the patent's validity."

Forest – forward-looking statement

Except for the historical information contained herein, this release contains "forward-looking statements" within the meaning of the Private Securities Reform Act of 1995. These statements are subject to risks and uncertainties that affect our business, including risk factors listed from time to time in the Company's SEC reports, including the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2005 and quarterly report filed on Form 10-Q for the period ended June 30, 2005. Actual results may differ materially from those projected.

Lundbeck – forward-looking statement

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Forest contacts

Charles E. Triano
Vice President - Investor Relations
+1 (212) 224-6714

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Helle Hedegaard Juhl Media Relations Officer +45 36 43 41 68	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Forest Laboratories, Inc.
Forest Laboratories' growing line of products includes: Lexapro® (escitalopram oxalate), an SSRI antidepressant indicated for the initial and maintenance treatment of major depressive disorder and for generalized anxiety disorder in adults; Namenda® (memantine HCl), an N-methyl-D-aspartate (NMDA)- receptor antagonist indicated for the treatment of moderate to severe Alzheimer's disease; Benicar® (olmesartan medoxomil), an angiotensin receptor blocker indicated for the treatment of hypertension; Benicar HCT® (olmesartan medoxomil hydrochlorothiazide), an angiotensin receptor blocker and diuretic combination product indicated for the second-line treatment of hypertension; Campral® (acamprosate calcium), a glutamate receptor modulator, indicated for the maintenance of abstinence from alcohol in patients with alcohol dependence who are abstinent at treatment initiation in combination with psychosocial support; and Combunox™(Oxycodone HCl and Ibuprofen), an opioid and NSAID combination indicated for the short-term management of acute, moderate to severe pain. Further information is available at http://www.frx.com

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 172

6. oktober 2005

Lundbeck og Forest Laboratories indgår forligsaftale med Alphapharm i patentsagen vedrørende Lexapro®

Forest Laboratories, Inc. og dets 100% ejede datterselskab Forest Laboratories Holdings Limited har i dag offentliggjort, at selskabet og dets licenssamarbejdspartner H. Lundbeck A/S har indgået en forligsaftale med sagsøgte Alphapharm Pty Ltd., et datterselskab af tyske Merck KGaA, i sagen om patentkrænkelse af U.S. Patent Re. No. 34,712, ('712-Patentet), som H. Lundbeck A/S har givet Forest enelicens til i USA, og som vedrører Forest-produktet Lexapro® (escitalopram oxalat). Forligsaftalen med Alphapharm indebærer ikke et forlig i den igangværende patentsag, som Forest og Lundbeck kører mod Ivax Pharmaceuticals Inc. og Cipla Ltd. ("IVAX") og påvirker ikke IVAX' status som fortsat sagsøgt i den verserende retssag. Behandlingen af denne patentsag er i øjeblikket berammet til december 2005.

I henhold til betingelserne i forligsaftalen med Alphapharm og med forbehold for Federal Trade Commissions gennemgang af forligsbetingelserne:

1. Vil Alphapharm bekræfte, at '712-Patentet er gyldigt, kan håndhæves og er krænket af Alphapharms forelagte produkt og vil indvillige i at ændre sin ANDA-patentansøgning i overensstemmelse dermed, og vil bekræfte, at selskabet hverken vil påberåbe sig ugyldighed eller ikke-krænkelse af '712-Patentet vedrørende nogen generisk version (tablet, kapsel eller anden form) af Lexapro® i nogen som helst sammenhæng eller i noget som helst forum.

2. Vil Forest og Lundbeck aftalte at udpege Alphapharm som enedistributør af generiske versioner af Lexapro®, som må markedsføres under de nedenfor angivne scenarier. Distributøraftalen vil gælde i fem (5) år og vil indeholde en option til Alphapharm til at forny aftalen for et år ad gangen herefter.

a) Såfremt Forest og Lundbeck får medhold i sagen om patentkrænkelse mod IVAX vedrørende '712-Patentet, vil distributionsaftalen med Alphapharm først træde i kraft to uger forud for udløbet af '712-Patentet.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

b) Såfremt Forest og Lundbeck ikke får medhold i sagen om patentkrænkelse mod IVAX vedrørende '712-Patentet, og en sådan afgørelse om, at '712-Patentet er ugyldigt eller ikke kan håndhæves, stadfæstes af appelretten eller tredjepart lancerer upåagtet, vil distributionsaftalen med Alphapharm træde i kraft på tidspunktet for lanceringen af generisk Lexapro®.

I begge scenarier vil Forest fra Alphapharm modtage en del af overskuddet fra et sådant generisk salg som betaling for licensen.

Forest og Lundbeck vil indvillige i at godtgøre visse af Alphapharms sagsomkostninger i forbindelse med patentsagen.

Howard Solomon, der er bestyrelsesformand og administrerende direktør for Forest, siger: "Vi er glade for at have indgået dette forlig med Alphapharm. Vi er stadigvæk overbeviste om, at vores patent på Lexapro® er gyldigt, og forligsbetingelserne med Alphapharm er i høj grad i overensstemmelse med dette syn på vores patents gyldighed. Vi forventer således, at patentets gyldighed vil blive opretholdt i den retssag, der fortsat kører mod IVAX, og som er berammet til december."

Fremadrettede udsagn - Forest
Bortset fra de historiske oplysninger indeholder denne meddelelse "forward-looking statements" (fremadrettede udsagn) som defineret i den amerikanske Private Securities Reform Act of 1995. Disse udsagn er forbundet med risiko og usikkerhed, som påvirker vores virksomhed, herunder de risikofaktorer, der fra tid til anden anføres i selskabets rapportering til SEC, herunder selskabets årsrapport på formular 10-K for regnskabsåret 2005 og kvartalsrapport på formular 10-Q for første halvår 2005. De realiserede resultater kan afvige væsentligt fra de anslåede resultater.

Lundbecks fremadrettede udsagn
Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultatforventninger til 2005.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Forest kontakt

Charles E. Triano
Vice President - Investor Relations
Tlf. +1 (212) 224-6714

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Helle Hedegaard Juhl Media Relations Officer Tlf. 36 43 41 68	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Forest Laboratories, Inc.

Forest Laboratories' voksende produktprogram omfatter: Lexapro® (escitalopram oxalat), som er et SSRI antidepressivt middel til initial og vedligeholdelsesbehandling af depression og til generaliseret angst hos voksne; Namenda® (memantin HCI), en N-methyl-D-aspartat (NMDA)-receptoragonist til behandling af moderat til svær Alzheimers sygdom; Benicar® (olmesartan medoxomil), en angiotensin receptor-blokker til behandling af hypertension; Benicar HCT® (olmesartan medoxomil hydrochlorothiazid), en angiotensin receptor-blokker og et diuretisk kombinationsprodukt til andenlinjebehandling af hypertension; Campral® (acamprosat calcium), en glutamat receptor modulator til opretholdelse af alkoholabstinens hos alkoholafhængige patienter, som er abstinente ved behandlingens start i kombination med psykosocial behandling; samt Combunox™ (Oxycodone HCl og Ibuprofen), en kombination af opioid og NSAID til kortsigtet kontrol af akutte, moderate til svære smerter. Yderligere oplysninger findes på www.frx.com.

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 173

13 October 2005

Ebixa®, extended approval for the treatment of moderate Alzheimer's disease

At a meeting held on 10-13 October 2005, the European health authorities approved Ebixa® (memantine) for the treatment of moderate Alzheimer's disease.

Ebixa® is already the leading drug for the treatment of severe stages of Alzheimer's disease. Following the extension of the indication for the treatment of moderate Alzheimer's disease – an area that has so far been restricted to one class of drugs; the so-called acetylcholinesterase inhibitors (AchEI) – Ebixa® is now the only approved drug for the treatment of moderate, moderately severe and severe Alzheimer's disease. The approval does not cover the very early mild stage of Alzheimer's disease.

"Alzheimer' disease is one of the most disabling, neurodegenerative disorders afflicting elderly people. The disease is severely disabling for the patient and involves major consequences for the relatives. Studies have shown that treatment with Ebixa® may limit the functional impairment and significantly reduce the need for assistance from nursing staff or relatives", says Anders Gersel Pedersen, head of Lundbeck's drug development.

Lundbeck markets Ebixa® in Europe and in a large number of markets in the rest of the world, including Canada, South America and Asia.

About Ebixa®

Ebixa® offers doctors a new treatment regime with a mode of action different from that of other products in the market, and Ebixa® is the first and so far only approved drug for the treatment of moderate, moderately severe and severe Alzheimer's disease. Ebixa® has excellent tolerability, and clinical studies have shown that the number of reported side-effects were comparable to placebo.

In meta-analyses from six international phase III placebo-controlled six-month studies, patients with moderate to severe Alzheimer's disease (MMSE total score at baseline below 20) showed statistically significant effect in favour of memantine treatment for the cognitive, global, and functional domains. Further analysis showed that twice as many

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

memantine-treated patients showed a statistically significant benefit in preventing marked clinical worsening in all three domains as compared to placebo-treated patients.

The application was filed on 21 October 2004 and during the processing, the application was changed to exclusively comprise moderate Alzheimer's disease.

About Alzheimer's disease

Alzheimer's disease affects 5% of the population over the age of 65 and more than 20% of the over-85 age group. Today, about 60% of Alzheimer patients are correctly diagnosed, and of these patients about 80% are diagnosed with either moderate or severe Alzheimer's disease.

Alzheimer's disease is a neurodegenerative disease characterised by progressive cognitive impairment such as memory loss, reduced perception ability and language disruptions, eventually preventing the patient from taking care of himself. Anxiety, confusion and anger may occur in the late stages of the disease.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Helle Hedegaard Juhl Media Relations Officer +45 36 43 41 68	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 173

13. oktober 2005

Ebixa®, udvidet godkendelse til behandling af moderat Alzheimers sygdom

De europæiske sundhedsmyndigheder har på deres møde den 10.-13. oktober 2005 godkendt Ebixa® (memantin) til behandling af moderat Alzheimers sygdom.

Ebixa® er allerede det førende lægemiddel til behandling af Alzheimers sygdom i de svære stadier. Med udvidelse af indikationen til behandling af moderat Alzheimers sygdom - et område, der hidtil har været forbeholdt kun én klasse af lægemidler, de såkaldte acetylkolinesterasehæmmere (AchEI) - er Ebixa® nu det eneste lægemiddel godkendt til behandling af moderat, moderat svær og svær Alzheimers sygdom. Godkendelsen inkluderer ikke den helt tidlige milde form for Alzheimers sygdom.

"Alzheimers sygdom er en af de mest invaliderende neuro-degenerative lidelser, der rammer mennesker i deres sene levealder. Sygdommen er stærkt invaliderende for patienten og har store konsekvenser for pårørende. Undersøgelser har vist, at behandling med Ebixa® kan begrænse funktions reduktionen og nedsætte behovet for hjælp af sundhedspersonale eller pårørende betydeligt", siger direktør for Lundbecks lægemiddeludvikling Anders Gersel Pedersen.

Lundbeck markedsfører Ebixa® i Europa og på en lang række markeder i resten af verden, heriblandt Canada, Sydamerika og Asien.

Om Ebixa®

Ebixa® tilbyder læger en ny behandlingsmulighed, da virkningsmekanismen er forskellig fra andre produkter på markedet, og Ebixa® er det første og hidtil eneste godkendte lægemiddel til behandling af moderat, moderat svær og svær Alzheimers sygdom. Ebixa® har en god bivirkningsprofil, og kliniske undersøgelser har vist, at antallet af rapporterede bivirkninger er på niveau med placebo.

I metaanalyser fra seks internationale placebokontrollerede fase III-undersøgelser af seks måneders varighed viste patienter med moderat til svær Alzheimers sygdom (samlet MMSE score ved baseline på mindre end 20) statistisk signifikant effekt til fordel for memantin-behandling for de kognitive, globale og funktionelle domæner. Yderligere analyser har vist,

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

at dobbelt så mange memantin-behandlede patienter viste en statistisk signifikant fordel med hensyn til at forhindre tydelig klinisk forværring i alle tre domæner i sammenligning med placebobehandlede patienter.

Ansøgningen, der blev indsendt den 21. oktober 2004, blev i løbet af behandlingsprocessen ændret til udelukkende at omfatte udvidelse til moderat Alzheimers sygdom.

Om Alzheimers sygdom

Alzheimers sygdom påvirker 5% af befolkningen over 65 år og mere end 20% af aldersgruppen over 85. I dag bliver omkring 60% af patienter, der lider af Alzheimers sygdom, diagnosticeret korrekt og af disse er omkring 80% diagnosticeret med enten moderat eller svær Alzheimers sygdom.

Alzheimers sygdom er en neurodegenerativ lidelse karakteriseret ved fremadskridende kognitiv svækkelse såsom svigtende hukommelse, nedsat opfattelsesevne samt sprogforstyrrelser, hvilket på sigt fører til, at patienten ikke længere kan klare sig selv. I senere stadier af sygdommen kan også angst, forvirring og vrede optræde.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Helle Hedegaard Juhl Media Relations Officer Tlf. 36 43 41 68	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 174

17 October 2005

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	93,458	159.6110	14,916,928
6 October 2005	91,362	155.0277	14,163,643
7 October 2005	96,346	152.8132	14,722,944
10 October 2005	0	-	-
11 October 2005	0	-	-
12 October 2005	0	-	-
13 October 2005	0	-	-
14 October 2005	122,591	149.6708	18,348,297
Accumulated under the program	403,757	153.8729	62,127,279

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Following the above buyback Lundbeck owns a total of 2,686,720 own shares at a nominal value of DKK 5, equal to 1.18% of the total number of 227,148,185 shares.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Helle Hedegaard Juhl Media Relations Officer +45 36 43 41 68	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 174

17. oktober 2005

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	93.458	159,6110	14.916.928
6. oktober 2005	91.362	155,0277	14.163.643
7. oktober 2005	96.346	152,8132	14.722.944
10. oktober 2005	0	-	-
11. oktober 2005	0	-	-
12. oktober 2005	0	-	-
13. oktober 2005	0	-	-
14. oktober 2005	122.591	149,6708	18.348.297
Akkumuleret under programmet	403.757	153,8729	62.127.279

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Efter ovenstående tilbagekøb ejer Lundbeck i alt 2.686.720 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 1,18% af det samlede antal på 227.148.185 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Helle Hedegaard Juhl Media Relations Officer Tlf. 36 43 41 68	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 175

25 October 2005

EU Commission inspection

Representatives from the EU Commission today conducted an inspection at the premises of H. Lundbeck. The purpose was to identify whether H. Lundbeck has misused a dominant position or has been involved in anticompetitive agreements in the markets for antidepressant drugs.

Lundbeck has nothing to hide and gave the EU Commission representatives full access to all documents.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Lundbeck contacts

	Steen Juul Jensen Vice President +45 36 43 30 06		
Media contact	Helle Hedegaard Juhl Media Relations Officer +45 36 43 41 68	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 175

25. oktober 2005

Kontrolbesøg fra EU-kommissionen

Repræsentanter fra EU-kommissionen har i dag foretaget en kontrolundersøgelse hos H. Lundbeck. Undersøgelsen har til formål at afdække hvorvidt H. Lundbeck har misbrugt en dominerende stilling samt deltaget i mulige konkurrencebegrænsende aftaler på markederne for antidepressive lægemidler.

Lundbeck har intet at skjule og har givet repræsentanterne fra EU-kommissionen fuld adgang til alle dokumenter.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Helle Hedegaard Juhl Media Relations Officer Tlf. 36 43 41 68	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 176

25 October 2005

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	403,757	154.0037	62,180,087
17 October 2005	14,286	149.2822	2,132,646
18 October 2005	53,156	149.5292	7,948,373
19 October 2005	92,027	148.9326	13,705,824
20 October 2005	126,246	148.6714	18,769,166
21 October 2005	128,571	144.3028	18,553,155
24 October 2005	-	-	-
25 October 2005	135,548	142.5777	19,326,126
Accumulated under the program	953,591	149.5561	142,615,378

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Following the above buyback Lundbeck owns a total of 3,236,554 own shares at a nominal value of DKK 5, equal to 1.42% of the total number of 227,148,185 shares.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Helle Hedegaard Juhl Media Relations Officer +45 36 43 41 68	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 176

25. oktober 2005

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	403.757	154,0037	62.180.087
17. oktober 2005	14.286	149,2822	2.132.646
18. oktober 2005	53.156	149,5292	7.948.373
19. oktober 2005	92.027	148,9326	13.705.824
20. oktober 2005	126.246	148,6714	18.769.166
21. oktober 2005	128.571	144,3028	18.553.155
24. oktober 2005	-	-	-
25. oktober 2005	135.548	142,5777	19.326.126
Akkumuleret under programmet	953.591	149,5561	142.615.378

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Efter ovenstående tilbagekøb ejer Lundbeck i alt 3.236.554 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 1,42% af det samlede antal på 227.148.185 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Helle Hedegaard Juhl Media Relations Officer Tlf. 36 43 41 68	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Release No 177

26 October 2005

Lundbeck and Forest Laboratories announce Lexapro® patent litigation trial date reschedules to March 15, 2006

Forest Laboratories, Inc., an international pharmaceutical manufacturer and marketer, and its partner H. Lundbeck A/S of Denmark, announced that the Federal District Court, District of Delaware has today rescheduled the start of its pending patent litigations trial regarding Lexapro® (escitalopram oxalate) from December 5, 2005 to March 15, 2006. A pretrial conference has been scheduled for February 7, 2006. Forest and Lundbeck remain confident in the strength and validity of the Lexapro patent.

Forest - forward-looking statement

Except for the historical information contained herein, this release contains "forward-looking statements" within the meaning of the Private Securities Reform Act of 1995. These statements involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products and the risk factors listed from time to time in the Company's SEC reports, including the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2005 and on Form 10-Q for the period ended June 30, 2005.

Lundbeck - forward-looking statement

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Forest contacts

Charles E. Triano
Vice President - Investor Relations
+1 (212) 224-6714

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Helle Hedegaard Juhl Media Relations Officer +45 36 43 41 68	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

About Forest Laboratories, Inc.
Forest Laboratories' growing line of products includes: Lexapro® (escitalopram oxalate), an SSRI antidepressant indicated for the initial and maintenance treatment of major depressive disorder and for generalized anxiety disorder in adults; Namenda® (memantine HCl), an N-methyl-D-aspartate (NMDA)- receptor antagonist indicated for the treatment of moderate to severe Alzheimer's disease; Benicar® (olmesartan medoxomil), an angiotensin receptor blocker indicated for the treatment of hypertension; Benicar HCT® (olmesartan medoxomil hydrochlorothiazide), an angiotensin receptor blocker and diuretic combination product indicated for the second-line treatment of hypertension; Campral® (acamprosate calcium), a glutamate receptor modulator, indicated for the maintenance of abstinence from alcohol in patients with alcohol dependence who are abstinent at treatment initiation in combination with psychosocial support; and Combunox™(Oxycodone HCl and Ibuprofen), an opioid and NSAID combination indicated for the short-term management of acute, moderate to severe pain. Further information is available at http://www.frx.com

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 177

26. oktober 2005

Lundbeck og Forest Laboratories offentliggør at datoen for Lexapro® patentsag er udsat til 15. marts 2006

Forest Laboratories, Inc., en international farmaceutisk virksomhed og dets partner H. Lundbeck A/S, Danmark, har offentliggjort at Federal District Court of Delaware i dag har udsat påbegyndelsen af den verserende patentsag vedrørende Lexapro® (escitalopram oxalate) fra 5. december 2005 til 15. marts 2006. Indledende retsmøde er planlagt til at begynde 7. februar 2006. Forest og Lundbeck forbliver overbevist om Lexapro® patentets styrke og gyldighed.

Fremadrettede udsagn - Forest
Bortset fra de historiske oplysninger indeholder denne meddelelse "forward-looking statements" (fremadrettede udsagn) som defineret i den amerikanske Private Securities Reform Act of 1995. Disse udsagn indbefatter en række risici og usikkerheder, herunder vanskeligheden ved at forudsige FDA godkendelser, optagelse og efterspørgsel efter nye farmaceutiske produkter, effekten af konkurrerende produkter og prissætning, rettidig udvikling og lancering af nye produkter samt risikofaktorer, der fra tid til anden anføres i selskabets rapportering til SEC, herunder selskabets årsrapport på formular 10-K for regnskabsåret 2005 og kvartalsrapport på formular 10-Q for første halvår 2005.

Lundbecks fremadrettede udsagn
Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Forest kontakt

Charles E. Triano
Vice President - Investor Relations
Tlf. +1 (212) 224-6714

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Helle Hedegaard Juhl Media Relations Officer	Investor kontakt	Jacob Tolstrup Investor Relations Manager

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Tlf. 36 43 41 68

Tlf. 36 43 30 79

Om Forest Laboratories, Inc.

Forest Laboratories' voksende produktprogram omfatter: Lexapro® (escitalopram oxalat), som er et SSRI antidepressivt middel til initial og vedligeholdelsesbehandling af depression og til generaliseret angst hos voksne; Namenda® (memantin HCI), en N-methyl-D-aspartat (NMDA)-receptoragonist til behandling af moderat til svær Alzheimers sygdom; Benicar® (olmesartan medoxomil), en angiotensin receptor-blokker til behandling af hypertension; Benicar HCT® (olmesartan medoxomil hydrochlorothiazid), en angiotensin receptor-blokker og et diuretisk kombinationsprodukt til andenlinjebehandling af hypertension; Campral® (acamprosat calcium), en glutamat receptor modulator til opretholdelse af alkoholabstinens hos alkoholafhængige patienter, som er abstinente ved behandlingens start i kombination med psykosocial behandling; samt Combunox™ (Oxycodone HCl og Ibuprofen), en kombination af opioid og NSAID til kortsigtet kontrol af akutte, moderate til svære smerter. Yderligere oplysninger findes på www.frx.com.

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 178

31. oktober 2005

Lundbeck udnytter option om fælles markedsføring i USA

Som led i licens-, udviklings- og kommercialiseringsaftalen om gaboxadol, som Lundbeck indgik med et 100% ejet datterselskab af Merck & Co., Inc. i februar 2004, har Lundbeck i dag offentliggjort, at selskabet har udnyttet sin option på i fællesskab med Merck at markedsføre Maxalt® i USA. Maxalt® er Mercks lancerede lægemiddel til behandling af akutte migræneanfald hos voksne. Den fælles markedsføring vil forberede Lundbeck og selskabets salgsstyrke til lanceringen af gaboxadol i USA.

I henhold til aftalen vil Lundbeck begynde at ansætte og uddanne sin første salgsstyrke i USA i 2006, som skal forberedes til den efterfølgende fælles markedsføring af Maxalt® i 2007. Merck vil hjælpe Lundbeck med at etablere og uddanne salgsstyrken. I perioden med fælles markedsføring vil Merck bogføre omsætningen og betale størstedelen af Lundbecks omkostninger forbundet med salgsstyrken.

"Udviklingen af gaboxadol forløber planmæssigt, og vi er fortsat meget tilfredse med og imponeret over vores samarbejdspartner Mercks evner og deres engagement i udviklingsprogrammet for gaboxadol," udtaler koncerndirektør Ole Chrintz, ansvarlig for salg og marketing i den amerikanske region. "Aftalen med Merck har givet Lundbeck mulighed for med begrænsede risici at opbygge en kommerciel tilstedeværelse i USA, og med denne aftale er vi kommet et stort skridt nærmere opfyldelsen af Lundbecks strategiske målsætning."

Gaboxadol er i øjeblikket i klinisk fase III til behandling af søvnløshed, og over 3000 patienter har gennemført behandlingen i programmet. Registreringsansøgningen forventes indsendt imellem udgangen af 2006 og midten af 2007.

Om gaboxadol

Gaboxadol er den første selektive ekstrasynaptiske $GABA_A$ agonist (SEGA), som er en ny klasse af sovemidler, og som medierer sin effekt via en $GABA_A$ receptor population, som er forskellig fra den, der moduleres af benzodiazepin-receptor agonister.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Om søvnløshed
Søvnløshed karakteriseres ved utilstrækkelig søvn eller søvn af dårlig kvalitet, herunder problemer med at falde i søvn, hyppige opvågninger om natten med efterfølgende problemer med at falde i søvn og/eller følelsen af ikke at være udhvilet efter søvn. Det anslås, at søvnløshed påvirker over 70 millioner amerikanere på et tidspunkt i deres liv.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Helle Hedegaard Juhl Media Relations Officer Tlf. 36 43 41 68	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 178

31 October 2005

Lundbeck exercises co-promotion option in the USA

As part of the gaboxadol license, development and commercialisation agreement entered into between Lundbeck and a wholly-owned affiliate of Merck & Co., Inc. in February 2004, Lundbeck today announced that it has exercised its option to co-promote Maxalt®, Merck's currently marketed therapy indicated for the acute treatment of migraine attacks in adults, in the USA. The co-promotion will prepare Lundbeck and its sales force for the launch of gaboxadol in the USA.

Under the agreement, Lundbeck will begin to recruit and train Lundbeck's first sales force in the USA in 2006, in preparation for the subsequent co-promotion of Maxalt® in 2007. Merck will assist Lundbeck in setting up and training the sales force. During the co-promotion period, Merck will consolidate revenues and will reimburse Lundbeck for a majority of the costs of Lundbeck's sales force.

"The development of gaboxadol is on track and we continue to be very satisfied with and impressed by our partner Merck's capabilities and their commitment to the development programme for gaboxadol", says Executive Vice President Ole Chrintz, head of sales and marketing for the American region. "The agreement with Merck has provided Lundbeck with the opportunity to build a commercial presence in the USA with limited risk, and the agreement is an important step forward towards fulfilling Lundbeck's strategic goals."

Gaboxadol is currently in phase III clinical development for the treatment of insomnia, and more than 3000 patients have now completed treatment in the programme. Filing is expected between late-2006 and mid-2007.

About gaboxadol

Gaboxadol is the first Selective Extrasynaptic $GABA_A$ Agonist (SEGA), a new class of sleep agents, and mediates its effects via a $GABA_A$ receptor population that is different from that modulated by benzodiazepine receptor agonists.

About insomnia

Insomnia is defined by inadequate or poor-quality sleep, generally including difficulty falling asleep, waking up frequently during the night

with difficulty returning to sleep, and/or experiencing unrefreshing sleep. It is estimated that insomnia affects more than 70 million Americans at some time in their lives.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Helle Hedegaard Juhl Media Relations Officer +45 36 43 41 68	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Release No 179

3 November 2005

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	953,591	149.5561	142,615,378
26 October 2005	132,890	143.3294	19,047,044
27 October 2005	132,890	142.8960	18,989,443
28 October 2005	132,890	142.6190	18,952,634
31 October 2005	-	-	-
1 November 2005	132,890	144.7962	19,241,961
2 November 2005	6,977	144.2689	1,006,564
3 November 2005	-	-	-
Accumulated under the program	1,492,128	147.3419	219,853,024

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Following the above buyback Lundbeck owns a total of 3,775,091 own shares at a nominal value of DKK 5, equal to 1.66% of the total number of 227,148,185 shares.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Lundbeck contacts

Media contact	Steen Juul Jensen Vice President +45 36 43 30 06	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 179

3. november 2005

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	953.591	149,5561	142.615.378
26. oktober 2005	132.890	143,3294	19.047.044
27. oktober 2005	132.890	142,8960	18.989.443
28. oktober 2005	132.890	142,6190	18.952.634
31. oktober 2005	-	-	-
1. november 2005	132.890	144,7962	19.241.961
2. november 2005	6.977	144,2689	1.006.564
3. november 2005	-	-	-
Akkumuleret under programmet	1.492.128	147,3419	219.853.024

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Efter ovenstående tilbagekøb ejer Lundbeck i alt 3.775.091 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 1,66% af det samlede antal på 227.148.185 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com